WICKERSHAM & MURPHY

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

430 CAMBRIDGE AVENUE, SUITE 100

PALO ALTO, CALIFORNIA 94306

TELEPHONE: (650) 323-6400

FAX: (650) 323-1108

December 16, 2005

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director

Re:	Shoe Pavilion, Inc.
Registration Statement on Form S-3 filed October 24, 2005
and Documents Incorporated by Reference
File No. 333-129210

Ladies and Gentlemen:

We are writing on behalf of our client, Shoe Pavilion, Inc., (“Shoe Pavilion” or the “Company”), in response to the comment letter from the Division of Corporation Finance staff of the Securities and Exchange Commission (the “Staff”) to the Company dated November 22, 2005. Transmitted herewith for filing via EDGAR is Amendment No. 1 (the “Amendment”) to Shoe Pavilion’s registration statement on Form S-3, File No. 333-129210, filed on December 16, 2005 (the “Registration Statement”).

The text of each comment, and Shoe Pavilion’s response thereto, are set forth below and numbered to correspond with the numbering in the Staff’s comment letter. The responses to each of the Staff’s comments are as follows:

Form S-3

1. We note that you are registering for resale 171,428 shares issuable upon conversion of the preferred stock and 42,857 shares issuable upon exercise of the warrants, both in the event that the anti-dilution provisions are triggered. Please note that Rule 416 covers additional shares to be issued in connection with anti-dilution provisions, and we note that you already refer to Rule 416 in the footnote to the fee table. Further, we note that the registration rights agreement discusses registering for resale 130% of the securities. Please tell us why you are registering these additional 171,428 and 42,857 shares of common stock aside from the contractual obligation, and revise the disclosure accordingly.

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Response: As I discussed in a telephone conversation with Mr. Scott Anderegg of the Staff, Magnetar Capital Master Fund, Ltd. (the “Investor”) required the Company to register a number of shares equal to 130% of the shares of common stock issuable upon conversion of the outstanding preferred stock and exercise of warrants. These 214,285 additional shares of common stock would only be issued to the Investor if the Company were to issue equity securities (other than exempt issuances of equity securities) at a price lower than the conversion price of the preferred stock. The Investor’s attorney’s required the registration of these additional shares because they felt that Rule 416 did not cover additional shares being issued in such circumstances.

The language in the first paragraph of the cover page of the Prospectus has been modified to more clearly describe the purpose behind registering these additional shares.

2. We note that you plan to open up to 20 stores in fiscal 2006. A review of your most recent annual report on Form 10-K reveals that you have not opened more than ten stores in any prior year. Please explain the basis of your belief that you will have the opportunity and the financial ability to open 20 more stores. In addition, provide the reader with an indication of the likelihood of achieving this goal.

Response: The Company has prior experience in opening a large number of stores in a relatively short period of time. In 1999 Shoe Pavilion opened over 30 licensed stores in seven mid-western states. At the present time the Company has 18 signed leases for new stores to be opened during 2006. The current plan is to open nine new stores during the first quarter of 2006. The remaining nine stores are expected to be opened during the second through the fourth quarters of fiscal 2006. The Company believes that it can fund these store openings from cash flow and its credit facility agreement with Wells Fargo Retail Finance, LLC.

The first paragraph on page 3 of the prospectus has been modified to state that the Company expects to open up to 18 more stores in fiscal 2006 and fund its expansion from cash flow and borrowings under its credit facility.

3. Please include a risk factor that discusses the dilution that stockholders will experience upon the exercise of the warrants or conversion of the preferred stock into common stock by Magnetar. Please also discuss the effect that the issuances of the common stock upon the conversion of the preferred stock or exercise of the warrants will have on your stock price.

Response: As I discussed with Mr. Anderegg, the closing price of the Company’s common stock on September 30, 2005, the last trading day preceding the closing on October 3, 2005, the date the Investor purchased the preferred stock, was $4.70 per share. In view of the fact that the conversion price of the preferred stock ($5.25 per share) and exercise price of the warrants ($8.00 and $11.00, respectively) are at a premium to the closing price, the Company does not believe the transaction is dilutive.

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A risk factor has been added on page 9 that discusses the possible impact on Shoe Pavilion’s common stock price if a portion of or all of the preferred stock shares are converted and the warrants are exercised.

4. We note that your credit facility contains restrictions on capital expenditures and lease obligations and limits borrowings based on inventory and reserves. Please add a risk factor that describes how the credit facility may limit your operations, expansion plans, ability to obtain additional financing and any other aspects of your business.

Response: A new risk factor has been added on page 5 that discusses the credit facility and the possible impact that certain covenants, terms and conditions may have on the Company’s ability to expand its business in accordance with present plans.

5. This risk appears to deal with the possibility that you may not be able to grow by adding 20 stores and the risk of not being able to close underperforming stores. Consider separating these two concepts into separate risk factors. Further, we note that on page 11 of your most recent Form 10-K you state that you expect that the primary source of future sales growth will be new store openings. Please revise the risk factor to describe how your future sales growth depends upon opening these 20 additional stores on a timely basis.

Response: The discussion in the third paragraph of this risk factor has been incorporated into a new risk factor on page 5 that discusses the impact of store closures. The first risk factor on page 5 now includes language noting that future sales growth is dependent on store openings.

6. Identify the key personnel upon whom you depend. Also expand to make this risk more specific to your company and explain why you face this risk. For example are any key personnel nearing retirement?

Response: The risk factor discussion on page 9 has been expanded to include a specific reference to Dmitry Beinus the Company’s Chief Executive Officer, President and Chairman of the Board and the significant role he plays in the Company’s policy and decision making process.

7. In accordance with Item 507 of Regulation S-K, please provide the percentage of common stock owned by the selling stockholder after completion of the offering.

Response: The percentage of common stock owned by the selling stockholder after the completion of the offering has been included in the revised table in the revised Principal and Selling Stockholder section beginning on page 11.

8. Please disclose how the selling stockholder acquired its shares for resale. We note that in your Form 8-K dated October 3, 2005, you presented the legal basis for the exemption

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from registration relied upon for the issuance of these shares. In regard to responding to this comment, please also include in your disclosure a brief statement of the facts relied upon to make the exemption available.

Response: The Investor is a sophisticated accredited institutional investor who purchased the preferred stock and warrants in a private placement transaction pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

The first paragraph under Selling Stockholder (renamed Principal and Selling Stockholder) on page 11 has been expanded to make reference to the private placement transaction.

9. Is the selling stockholder a broker-dealer? If so, identify that stockholder as an underwriter.

Response: The selling stockholder is not a broker-dealer.

10. If the selling stockholder is an affiliate of a broker-dealer, disclose, if true, that the seller purchased the securities to be resold in the ordinary course of business. Alternatively, disclose that the selling stockholder is an underwriter.

Response: The selling stockholder is not an affiliate of a broker-dealer. Accordingly, the Company has not revised the Registration Statement in response to this comment.

11. We note that you incorporated the description of the common stock provided in your amended Registration Statement on Form S-1, which is a Securities Act registration statement. Item 12(a)(3) of Form S-3 only allows the incorporation of a capital stock’s description that is contained in a registration statement filed under the Exchange Act, not the Securities Act. Please revise.

Response: The language on page 16 has been modified to make reference to the Form 8-A filed with the SEC on February 28, 1998.

12. Also, in the last sentence in your description of the common stock you have language that attempts to update your description through any amendment or reports filed by you. Please revise to specify what, if any, report(s) update these descriptions.

Response: The reference to any amendment or reports filed by the Company has been deleted.

13. Please include your Exchange Act file number for the documents that you incorporate by reference.

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Response: The first paragraph of “Information Incorporated by Reference” now includes Shoe Pavilion’s Exchange Act file number.

14. Please update the documents you have listed to incorporate by reference your 10-Q filed November 15, 2005.

Response: The Form 10-Q filed with the SEC on November 15, 2005, as well as a Current Report on Form 8-K filed on November 28, 2005 have been incorporated by reference on page 16.

15. Please have counsel confirm to us in writing that the reference to “laws of the State of Delaware” includes all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Response: Amended Exhibit 5.1 which we have filed as part of Pre-Effective Amendment No. 1 to the Registration Statement now includes a statement that the reference to the “laws of the State of Delaware” in our legal opinion includes all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Form 10-K for the Fiscal Year Ended January 1, 2005

16. Please revise to disclose the locations where you have opened or closed stores.

Response: The Company’s Form 10-K for the fiscal year ending December 31, 2005 will disclose the locations where the Company opened and closed stores in 2004 and 2005.

17. You identify higher average selling prices and lower average unit costs as significant factors in the change in gross profit. Please quantify the individual impact on gross profit of the increase in average selling prices and the decrease in average unit costs. Similarly, to the extent you identify multiple factors that contribute to material changes in other financial statement line items, quantify each factor, to the extent practicable. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company’s Form 10-K for the fiscal year ending December 31, 2005 will include the following language in the Results of Operations section of MD&A:

The higher average selling price and the lower average cost increased gross profit as a percentage of net sales by approximately 4% and 2%, respectively.

We have reviewed the MD&A and believe that with addition of the above language, our MD&A will comply with Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

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18. Please revise to quantify and describe the restrictive and financial covenants in your credit facility.

Response: The Company’s Form 10-K for the fiscal year ending December 31, 2005 will include the following language in the liquidity and Capital Resources section of the MD&A:

The agreement prohibits the payment of cash dividends and contains various restrictive covenants, including a limitation on capital expenditures of $1.0 million for any fiscal year. In addition, the agreement limits the number of store openings in fiscal 2004 to 11 and to five during any fiscal year thereafter and store closings are limited to 13 in fiscal 2004 and five during any fiscal year thereafter.

19. Please include a note to the table to specify that the operating lease obligations figure does not include insurance, taxes and common area maintenance (CAM) charges to which the company is obligated, if material. Provide a context for the reader to understand the impact of such charges on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

Response: The Company’s Form 10-K for the fiscal year ending December 31, 2005 will include the following language in the section “Contractual Obligations”:

As part of the Company’s store operating leases, the Company is responsible for other costs including: insurance, taxes, promotional costs and common area and maintenance costs. These costs have not been included in the total obligations under operating leases. As a percentage of net sales, these costs were 3.7%, 3.8% and 3.3% for 2004, 2003 and 2002, respectively.

20. Please disclose information related to your allowance for sales returns to Schedule II – Valuation and Qualifying Accounts. Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

Response: The Company’s sales return reserve for fiscal 2004, 2003 and 2002 was $75,247 (.2% of total assets) $63,396 ( .2 % of total assets) and $74,870 ( .2 % of total assets), respectively. We believe the balance is not material (representing only .2% of total assets) and would not be required to be specifically disclosed under Rules 5-04 and 12-09 of Regulation S-X.

The Company’s Form 10-K for the fiscal year ending December 31, 2005 will include the total amount of the sales return reserve at the end of each year in the Company’s revenue recognition disclosure in Note 2, Summary of Significant Accounting Policies, in the Notes to the Consolidated Financial Statements.

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21. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and general and administrative expenses line items. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in the cost of sales line item. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in your Management’s Discussion and Analysis that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as general and administrative expenses. To the extent material, please quantify in your Management’s Discussion and Analysis the amount of these costs excluded form the cost of sales. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Response: The Company’s Form 10-K for the fiscal year ending December 31, 2005 will include the following language in Note 2, Summary of Significant Accounting Policies, in the Notes to the Consolidated Financial Statements, and in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (however, the cautionary language below will only be included in MD&A):

Cost of sales includes product costs, inbound freight, inventory shrinkage and store occupancy costs. It does not include purchasing, warehousing, distribution costs and interstore freight transportation which are included in Selling, General and Administrative Expenses. The Company’s gross margin may not be comparable to other retailers as some of these entities include purchasing, warehousing, distribution and interstore freight transportation expenses in cost of sales. These expenses were approximately $2.4 million, $2.1 million and $2.5 million for the fiscal years ending 2004, 2003 and 2002, respectively.

22. Please disclose the specific nature and timing of allowances and credits received from vendors and other entities. Also disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor’s products, such as rebates, slotting fees, payments under buydown agreements, cooperative advertising fees, and other consideration, including the statement of operations line item in which each of these types of consideration is included. Refer to EITF 02-16. Also disclose the amount of any cooperative advertising payments received.

Response: The Company’s Form 10-K for the fiscal year ending December 31, 2005 will include the following language in Note 2, Summary of Significant Accounting Policies, in the Notes to the Consolidated Financial Statements:

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On occasion the Company receives co-operative advertising fees and margin assistance from its suppliers. Advertising allowances in 2004, 2003 and 2002 were approximately $49,000, $132,000 and $192,000, respectively. These amounts were recorded as a reduction in advertising expense. Margin assistance received for merchandise still in stock is recorded as a reduction in inventory cost for the related merchandise and results in a reduction in cost of sales at the time of sale. Margin assistance received after the related merchandise has been sold is recorded as a reduction of cost of sales in the period negotiations are finalized.

23. We note that you sell several types of products based on your discussion of products in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and the product line references on your website. Please provide the product line revenue disclosures required by paragraph 37 of SFAS 131. In particular, we assume that would require revenue disclosures for each period presented for the following:

-	Women’s shoes
-	Men’s shoes
-	Kid’s shoes
-	Handbags
-	Accessories and other

If you believe that other product categories are more appropriate, please advise.

Response: The Company has determined that the sales in its shoe category (the “Shoe Category”), which includes: women’s, men’s and children’s shoes, may be aggregated as outlined in paragraph 17 of SFAS 131. As outlined in paragraph 17 of SFAS 131, a group of products that have similar economic characteristics, production processes, and class of customer may be considered similar for purposes of disclosure under paragraph 17 of SFAS 131.

(a)	Nature of Products – Each of our retail stores offer our customers a similar assortment of moderately priced dress, casual and athletic footwear for men and women with emphasis on national brands. In selected stores, moderately priced children’s footwear is offered to customers as part of our merchandise product assortment. The procurement process and buying strategy is similar for all of the products in the Shoe Category which results in similar economic characteristics.

(b)	Nature of Production Process – All of the Shoe Category merchandise is centrally purchased through our centralized buying staff. We do not manufacture any of our own products, rather we purchase from both domestic and international manufacturers and vendors.

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(c)	Type or Class of Customer – We target a broad base of customers through our merchandising and marketing strategy for our Shoe Category products. Our customer is one which seeks branded products and is a value seeking consumer. By offering a large selection of Shoe Category products at competitive prices, we generate high interest from a broad base of customers.

(d)	Method of Distribution – The Shoe Category products are shipped from our vendors directly to the Company’s centralized distribution center in Chino, California. The distribution center then delivers all of the Shoe Category products to the various retail stores through one common carrier trucking network. The Shoe Category products are then sold within the Company’s stores and are displayed in a similar manner using the same self service format.

(e)	Nature of Regulatory Environment – All of the Shoe Category products sold in our retail stores operate in a similar regulatory environment.

The Company will disclose the revenue breakdown for the shoe category and accessories in the Notes to the Consolidated Financial Statements in its Form 10-K for the fiscal year ending December 31, 2005. Total net sales for the shoe category was $83.1 million, $82.8 million and $83.7 million for fiscal 2004, 2003 and 2002, respectively. Total net sales for accessories were $2.7 million, $.8 million and $.1 million, for fiscal 2004, 2003 and 2002, respectively. The Company has aggregated handbags, hosiery, apparel and other accessories as part of accessories as they also meet the aggregation criteria outlined above and, individually, they are immaterial. The Company will include in Item 1 of the Form 10-K for the fiscal year ending December 31, 2005 a reference to the revenue breakdown provided for in the Notes to the Consolidated Financial Statements.

24. We note that you have online purchase capabilities for your products. Please tell us whether your retail operations and your online internet operations each represent separate operating segments as defined in paragraph 10 of SFAS 131. If not, tell us in detail how you made this determination. If these operations represent separate operating segments, please tell us how these operating segments meet each of the aggregation criteria in paragraph 17 of SFAS 131, including the similarity of economic characteristics. In this regard, it would not appear that these operations are similar in terms of the method used to distribute your products. Please provide along with your response the revenues and gross margins for your retain stores and your online retail operations for the last 5 years and demonstrate how that information supports the similarity of the economic characteristics of the operations. If after reassessing the criteria of SFAS 131, you now believe that each operating segment represents a reportable segment, please revise your financial statements accordingly. Notwithstanding the preceding, please disclose the information required by paragraph 26 of SFAS 131.

Response: The sales for the Company’s internet site for 2004, 2003 and 2002 were $461,000 or .5% of total sales, $350,000 or .4% of total sales and $204,000 or .2% of total sales,

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respectively. In addition, the operating income from the Company’s internet site for 2004 was $9,000, and the operating loss for 2003 and 2002 attributable to the internet site was $32,000 and $21,000, respectively. The Company believes that the internet sales, operating income and operating loss are not sufficiently material to warrant separate disclosure and future internet sales are not expected to be material in the foreseeable future.

25. Please disclose your accounting policy for recognition of revenues. Refer to paragraph 12 of APB 22 and SAB Topic 13.B Ensure your disclosure addresses your accounting for estimated sales returns and other discounts or allowances. Also ensure your disclosure addresses separately the timing of revenue recognition for internet based sales.

Response: The Company’s Form 10-K for the fiscal year ending December 31, 2005 will include the following language in Note 2, Summary of Significant Accounting Policies, in the Notes to the Consolidated Financial Statements:

Revenue Recognition-We recognize revenue at the time the products are received by the customers in accordance with the provisions of Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” as amended by SAB No. 104, “Revenue Recognition”. Revenue is recognized for store sales at the point at which the customer receives and pays for the merchandise at the register with either cash or credit card. For online sales, revenue is recognized at the time the customer receives the product. We estimate and defer revenue and the related product costs for shipments that are in transit to the customer. Customers typically receive goods within a few days of shipment.

Discounts offered to customers consist primarily of point of sale markdowns and are recorded at the time of the related sale as a reduction of revenue.

The Company records a reserve for estimated product returns based on historical return trends. At January 1, 2005 the reserve was $75,000 compared to $63,000 at January 3, 2004. If actual returns are greater than those projected, additional sales returns may be recorded in the future.

Gift certificates sold are carried as a liability and revenue is recognized when the gift certificate is redeemed.

26. Your disclosure that you believe it is “reasonably possible” that some of the legal proceedings to which you are a party will result in settlements to be paid by the company suggests that additional disclosure may be required pursuant to SFAS 5. In this regard, please note that SFAS 5 requires disclosures surrounding the nature of any contingency where there is a reasonable possibility that a loss may have been incurred, even though information may not indicate that it is probably that a loss has been incurred. SFAS 5 also requires that you disclose

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an estimate of the possible loss or range of loss or explicitly state that such an estimate cannot be made. Please revise your disclosure accordingly or otherwise advise.

Response: The Form 10-K for the fiscal year ending December 31, 2005 will include the following language in the Notes to Consolidated Financial Statements: The Company is involved in various legal proceedings incidental to the conduct of the Company’s business. While the outcome of any legal proceeding involves a certain degree of uncertainty, the Company does not believe any of the outstanding matters will have a material adverse impact individually or in the aggregate on the Company’s financial statements.

27. We note that you have discussed only significant changes that have significantly affected internal controls. In future filings, please revise to describe any change in internal controls and procedures that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response: In future filings, the Company will describe any change in internal controls and procedures that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

28. We note that you have incorporated by reference from your proxy statement the information required by Item 403 of Regulation S-K. We note that it does not appear that you have included the shares held by Mr. Jack Roth, who filed a Schedule 13G on May 15, 2000 and Schedules 13G/A on April 15, 2005, September 22, 2005 and November 1, 2005. Please advise us or amend your beneficial ownership table to include each holder of more than five percent of your securities.

Response: The Company has substituted a new section entitled Principal and Selling Stockholders in place of the original Selling Stockholder section in the Form S-3. The table includes Mr. Jack Roth’s share ownership.

29. We note that you have incorporated by reference from your proxy statement the information required by Item 404 of Regulation S-K. Although you refer to a section entitled “Transaction with the Company,” this information does not appear to have been included in your proxy. Please amend your 10-K to include the information required by Item 404.

Response: Item 13 of the Form 10-K for the fiscal year ending December 31, 2005 will include a section on “Transactions with the Company.”

30. In future filings, please amend the last phrase in paragraph 2 that reads, “ . . . not misleading with respect to the period covered by this annual report” to just refer to “report.”

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Refer to Item 601(b)(31) of Regulation S-K. In addition, in your future quarterly reports, please amend to refer to Exchange Act Rules 13a-15(e) and 15d-15(e).

Response: Future filings will be amended to include the requested language.

The sample disclosure language provided herein is illustrative of the disclosures to be provided by the Company in future filings. Please note that the disclosure language actually provided by the Company in future filings may reflect revisions made by the Company to the sample language provided herein, but only to the extent such revisions are consistent with the Company’s responses herein to the Staff’s comments.

Please direct any comments or questions regarding the Company’s response to this comment letter to the undersigned or in my absence, Debbie Weiner of this firm.

Very truly yours,

            /s/ A. John Murphy

A. John Murphy

cc.	Scott Anderegg, Esq., Staff Attorney

Anthony Watson, Accountant

Dmitry Beinus, CEO and President

Neil Watanabe, Executive Vice President and CFO

David Kral, Deloitte & Touche

Debra K. Weiner, Esq.